LAURENCE ASSOCIATES CONSULTING, INC.

130 College Street, Suite 200A

South Hadley, MA 01075

413-533-3334

February 5, 2008

United States Securities

 and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Company:

LAURENCE ASSOCIATES CONSULTING, INC.

Form:

SB2 Registration Statement – Acceleration Request

File No.:

File No.: 333-147261

Dear Sirs and/or Madam:

As President of, on behalf of and pursuant to authorization and the request of the above-referenced Company, this letter serves as our request for the withdrawal of our Acceleration Request heretofore filed February 4, 2008.

Very truly yours,

LAURENCE ASSOCIATES CONSULTING, INC

By:

/s/ Frederick L. Sliva

Frederick L. Sliva, President